

November 14, 2014

<u>Via E-mail</u>
Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, Pennsylvania 19446

> **Re: North Bay Resources Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 31, 2014**
> **File No. 000-54213**

Dear Mr. Leopold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your November 12, 2014 correspondence and draft disclosure, which continues to reference the use of shares for existing obligations "as disclosed in the Company's annual and quarterly reports, and our registration statements on Form S-1." Please revise the PRE14C to include a summary of such uses for the additional shares or identify the particular filings and pages where you discuss them. To the extent such uses would result in dilution similar to what you deleted in your draft disclosure, please address such dilution in your PRE14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, at (202) 551-3329, James Lopez, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP